Frank J. Dellaquila
Senior Executive Vice President
and Chief Financial Officer

Emerson
February 24, 2017	8000 West Florissant Avenue
St. Louis, MO 63136-8506
Via EDGAR	USA

United States Securities and Exchange Commission	T 314 553 2217
Division of Corporation Finance	Frank.Dellaquila@Emerson.com
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Cascio,
This following is in response to the letter provided by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) to Emerson Electric Co. (“Emerson” or the “Company”) on January 30, 2017 in relation to Emerson’s 2016 Form 10-K, and Form 8-K and Press Release filed on November 1, 2016. Emerson’s responses are provided below, following the applicable portions of the Staff’s letter. We appreciate the extension you provided until February 28, 2017 for Emerson to respond. If you have any further questions or comments, please contact me.
Form 8-K Filed November 1, 2016
Exhibit 99.1
1. We note that you present non-GAAP operating measures which adjust captions from your income statement to include the results that are presented as discontinued operations under ASC 205 in the consolidated financial statements included in your September 30, 2016 Form 10-K. Please tell us why you believe this presentation is meaningful to an investor.
Response: In our earnings release filed with the SEC on November 1, 2016 (the “Release”), we presented income statement measures that were adjusted to include results presented as discontinued operations in our consolidated financial statements, as well as to exclude prior year divestiture gains. As stated at the end of the first paragraph of the Release, this was done to facilitate comparisons by investors between our 2016 results and our (i) 2015 results, (ii) results for the first three quarters of 2016, and (iii) 2016 guidance. Please see our response to Comment #2 below for further detail regarding the intent of our presentation method and why we believe the method of presentation was the best way to convey to investors the Company’s results of operations for fiscal 2016.
In addition, please explain to us how you considered the guidance in Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 related to the use of individually tailored recognition and measurement methods.
We did not interpret Question 100.04 of the updated Compliance and Disclosure Interpretations as being inconsistent with our non-GAAP disclosures in the Release. Question 100.04 indicates that substituting individually tailored recognition and measurement methods in place of GAAP measures when presenting non-GAAP revenue and other financial statement measures may violate Rule 100(b) of Regulation G. We did not do this. No changes or adjustments were made to our recognition or measurement methods in determining the non-GAAP revenue or other financial statement amounts included in the release.

The non-GAAP measures we used in the Release included amounts related to our discontinued operations that would have been aggregated into the comparable GAAP measures, but for the fact that the businesses were being sold. There were no different standards of recognition or measurement used when disaggregating such amounts, adding them to the applicable items of our continuing operations, and presenting the sums of such items as non-GAAP measures in the Release.

In particular, we note that the only revenue adjustment was to add revenues relating to discontinued operations to our GAAP revenue amounts in order to provide a revenue amount that would be comparable to the reported prior year’s, prior three quarters’ and prior guidance, which were in accordance with GAAP and included revenues from our businesses that were subsequently reclassified to discontinued operations. All revenues from those discontinued operations were calculated pursuant to our existing revenue recognition policies which are in accordance with GAAP.

2. As a related matter, we note that net sales including sales from discontinued operations is presented in the summary on page 1 more prominently than reported sales from continuing operations. In addition, you discuss Fiscal Year Results on an Adjusted Basis and Fourth Quarter Results on an Adjusted Basis on pages 1 and 3 with greater prominence than the related GAAP reported results. These adjusted results appear to be non-GAAP measures although they are not described as such. In future filings please appropriately identify all non-GAAP measures and present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We confirm that in future filings we plan to appropriately identify all non-GAAP measures and present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We would like to explain to the Staff the reasoning behind our presentation in the Release of various fiscal year and fourth quarter measures on an adjusted (non-GAAP) basis prior to the related GAAP reported results. Presentation of these measures in this order was a one-time effort to facilitate understanding of Emerson’s momentous strategic transition in 2016. Our earnings release reporting results for our first fiscal quarter of 2017, filed with the SEC on February 7, 2017, did not follow this same disclosure format, nor will our future releases, as it is no longer necessary to provide a transition explanation for our shareholders between the historical Emerson and the new Emerson, as described below.

In June 2015 Emerson announced a strategic repositioning effort which included the spinoff or sale of companies comprising approximately 30% of Emerson’s sales. By the end of fiscal 2016 Emerson had entered into agreements to sell those businesses, and the financial results for those businesses were reflected in discontinued operations in Emerson’s 2016 financial statements. As a result, our full year 2016 financial results were not readily comparable to (i) 2015 results, (ii) results for the first three quarters of 2016, and (iii) 2016 guidance.

The presentation method used in the Release was our attempt to help investors better understand the fiscal 2016 results and the impact of the pending divestitures on those results, and to aid in comparisons to prior year results and guidance. We believe that taken as a whole, and given the circumstances impacting

Emerson in fiscal 2016, the sequence of the presentation allowed for the clearest explanation of all of the matters that impacted our fiscal 2016 financial results.

To lead investors through our fiscal 2016 results, we began by discussing adjusted results, as if the businesses included in discontinued operations were not discontinued. This was intended to provide investors with a comparable basis look-back to our prior results and guidance with which they would be familiar. Before investors could understand the Company post-repositioning, we believed they first needed to clearly understand our performance compared to what they knew about the past. We then provided our GAAP results, with the businesses being divested included in discontinued operations, to provide our investors a starting point in evaluating the Company’s future performance. We believed this presentation would be the least confusing way to present a complex situation, and provide the most logical progression of information to our investors.

Addressing your comment that not all our adjusted results in the Release were described as non-GAAP measures, we note that in the first paragraph of the Release we differentiated our non-GAAP “Results on an Adjusted Basis” from our “Reported Results from Continuing Operations” to indicate that information in the Release referred to as “adjusted” was non-GAAP. All such non-GAAP measures were then noted as adjusted, either in section headings or otherwise, and further identified as non-GAAP and reconciled in Table 7 of the Release. In the future, we will clearly indicate any adjusted financial measures we may provide.

3. We also reference the amounts in table 7 on page 13 under Adjusted Basis Margins. Please explain to us how the adjusted amounts were determined and where you have included the reconciliation to the most comparable GAAP measures, as required by Regulation G.

Response: As noted in our response to Comment #1, non-GAAP operating measures were presented which adjusted amounts from the GAAP measures by including results of businesses presented in discontinued operations. These same non-GAAP operating measures were used to determine the Adjusted Basis Margins in Table 7.

Please see the items marked with an asterisk (*) under Adjusted Basis Margins in Table 7, which sets forth amounts for (i) adjusted basis gross profit margin, (ii) adjusted basis operating margin, (iii) adjusted basis earnings before interest and taxes margin, and (iv) adjusted basis pretax earnings margin. These margins were calculated by dividing the adjusted basis dollar amounts for each of these measures into adjusted basis sales for the fiscal years and fourth quarters of 2015 and 2016. Adjusted basis sales is reconciled immediately above the Adjusted Basis Margins reconciliation in Table 7.

In column one on page 2 of the Release are references to adjusted basis operating margin of “16.9 percent”, adjusted basis EBIT margin of “14.8 percent” and the adjusted basis pretax earnings margin of “13.9 percent”. Each of these amounts is ultimately reconciled to the comparable GAAP measure in Table 7.

Initially, these adjusted margin measures were reconciled to adjusted basis pretax earnings margin at the bottom of the “Adjusted Basis Margins” portion of Table 7. In addition, since all of the adjusted numbers in the previous paragraph are non-GAAP, the reconciliation in Table 7 continues on to reconcile all these same measures to the comparable continuing operations margins measures under the heading “Continuing Operations Margins” in Table 7.

For example, column one provides the 13.9% adjusted basis pretax earnings margin, and then by removing discontinued operations of 2.1% arrives at 16.0% reported pretax margin from continuing operations, which is a GAAP number. The reported pretax margin measure is also included on page 2 of the Release.

Further, the reconciliation goes on to reconcile this GAAP measure to the non-GAAP continuing operations EBIT and operating profit margins, which are comparable to the adjusted basis margins discussed above, so that all the GAAP and non-GAAP measures can be compared and reconciled.

The Company believes it made a significant effort to provide the reconciliations to the most comparable GAAP measures as required by Regulation G and Item 10 of Regulation S-K in Table 7. As discussed above, this was a challenging communication and the Company believed the Adjusted Basis Margin reconciliation presented in Table 7 was the clearest method of presentation to assist investors in understanding the various measures provided and the adjustments between them as it transitioned to reporting continuing and discontinued operations in accordance with GAAP.

Please note that all reconciliations should start with the GAAP or reported measure so that investors can see the adjustments that lead to the non-GAAP measure.

Response: The Company acknowledges the Staff’s comment that reconciliations should start with the GAAP or reported measure and we confirm that, in future filings, we plan to provide the GAAP or reported measures as the first step in any reconciliation.

* * *

We appreciate the SEC’s comments and will continue to strive to provide investors with clarity, to provide GAAP or reported measures as the first step in any reconciliations, and to label items as clearly as possible so investors can see the adjustments that lead to the non-GAAP measure.

Should you have any questions regarding any of the items addressed in this letter, please contact me.

Emerson Electric Co.

/s/ Frank J. Dellaquila

Frank J. Dellaquila
Senior Executive Vice President and Chief Financial Officer

cc:	Richard J. Schlueter, Vice President, Controller and Chief Accounting Officer
John G. Shively, Vice President and Assistant Secretary